[Letterhead of Vinson & Elkins LLP]

March 8, 2011

Mr. H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Lone Pine Resources Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 31, 2011

File No. 333-171123

Dear Mr. Schwall:

On behalf of Lone Pine Resources Inc. (the “Registrant”), in this letter, we set forth the responses of the Registrant to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 22, 2011 (the “Comment Letter”), with respect to the above-captioned filing.  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

In addition, the Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show changes from the filing of Amendment No. 1 to the Registration Statement.  A copy of this letter has been furnished through EDGAR as correspondence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant, the Registrant’s parent, Forest Oil Corporation (“Forest”), and Forest’s wholly-owned subsidiary, Canadian Forest Oil Ltd. (“CFOL”).

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General

1.                        We note your response to prior comments two, three, four and six from our letter dated January 10, 2011. We note further that you continue to omit a number of exhibits and required disclosure. Please note that we may defer further review of your filing until your registration statement is amended to include the omitted disclosure, other than pricing information.

Response:   The Registrant acknowledges the Staff’s comment.  The Registrant has provided updated disclosure with Amendment No. 2, including without limitation, updated disclosure with respect to the appointment of additional persons to serve as executive officers and directors upon completion of the offering.  The Registrant has filed with Amendment No. 2 all exhibits that are currently available.  The Registrant intends to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review these exhibits and to enable the Registrant to respond to any additional comments the Staff may have as a result of the inclusion of these exhibits.  The Registrant advises the Staff that Amendment No. 2 currently includes all artwork and graphics that the Registrant intends to include in the prospectus, including the Registrant’s logo.

2.                        Throughout your document where you provide cross-references to other sections, please provide relevant page numbers.

Response:   The Registrant acknowledges the Staff’s comment and has revised its disclosure as requested to provide page numbers where the Registrant provides cross-references to other sections in Amendment No. 2.

3.                        Your next filing will be made 45 days after the end of the fiscal year ended December 31, 2010. Please tell us how you considered Rule 3-01 of Regulation S-X with respect to providing updated financial statements and corresponding disclosures throughout your filing. Similar requirements exist under Rule 11-02(c) of Regulation S-X for the pro forma financial information in the filing.

Response:  The Registrant acknowledges the Staff’s comment and has revised its disclosure as requested to provide updated financial statements and corresponding disclosures throughout Amendment No. 2.  The Registrant has also revised its disclosure as requested to provide updated pro forma financial information in Amendment No. 2.

Risk Factors, page 15

4.                        We note your response to comment 11 from our letter January 10, 2011. Please clarify how your indebtedness, asset sales, or other actions would cause Forest to be in breach of or in default under its credit facility or indentures governing its senior notes.

Response:  The Registrant acknowledges the Staff’s comment and has revised its disclosure to clarify how its indebtedness, asset sales, or other actions would cause Forest to be in breach of or in default under its credit facility or indentures governing its senior notes. Please see pages 34-36 of Amendment No. 2.

Notes to unaudited pro forma consolidated financial information, page 57

Note (1), page 57

5.                        We note that you are obligated to pay a Canadian dividend tax in connection with the recapitalization of CFOL. Refer to Item 11-02(b)(5) of Regulation S-X and clarify how you considered disclosing an estimate of the Canadian dividend tax. In this manner, it appears that this tax is a nonrecurring charge, which will be included in your statement of operations within the 12 months succeeding the transaction.

In addition, please tell us how you considered recording an adjustment to your pro forma condensed balance sheet. In this manner, Item 11-02(b)(6) of Regulation S-X specifies that a pro forma balance sheet shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable, regardless of whether they have a continuing impact or are nonrecurring.

Response:  Regarding the Staff’s request for clarification on how the Registrant considered disclosing the estimate of Canadian dividend tax with reference to Item 11-02(b)(5), the Registrant agrees with the Staff that the dividend tax will be non-recurring in nature and, accordingly, will not be reflected as an adjustment for the pro forma statement of operations.  Rather, once the preliminary pricing for the offering is established, the Registrant will disclose the actual amount of Canadian dividend tax to be paid within the existing footnote (1) to the pro forma financial statements.  The amount of the Canadian dividend tax due will be driven by the fair value of CFOL’s net assets which the Registrant believes will be directly comparable to the estimated enterprise value of the Registrant as established by the offering.

With respect to the Staff’s question regarding the Registrant’s plans for recording an adjustment to the pro forma balance sheet, the Registrant advises the Staff that a pro forma adjustment for the Canadian dividend tax, once known, will increase (i.e., credit) pro forma income taxes payable and decrease (i.e., debit) pro forma retained earnings.  The Registrant believes the Canadian dividend tax, which will be triggered in connection with Forest’s contribution of CFOL’s assets to the Registrant immediately prior to the offering, is directly attributable to the offering transaction and is factually supportable.

Executive compensation, page 119

6.                        Please clarify in this section whether your executive officers and directors will participate in the incentive plans of Forest after this offering. If they will participate in such plans, please tell us why you have not filed such plans as exhibits to your registration statement.

Response:  The Registrant advises the Staff that in connection with the offering, the Registrant will adopt its own Annual Incentive Plan and Stock Incentive Plan.  As a result, no new awards will be made to the Registrant’s executive officers under the Forest Annual Incentive Plan and Stock Incentive Plan (the “Forest Plans”).  Any outstanding awards previously granted under each of the Forest Plans to the Registrant’s executive officers will accelerate at the time of the spin-off.  However, Canadian employees of the Registrant will continue to participate in Forest’s 1999 Employee Stock Purchase Plan (the “ESPP”) after the offering and prior to the spin-off.  The Registrant has clarified the related disclosure in Amendment No. 2.  Please see pages 137-145 and 175 of Amendment No. 2.  The Registrant advises the Staff that the Registrant has not filed the ESPP as an exhibit to the Registration Statement as it is a compensatory plan or arrangement that is available to employees, officers, or directors generally, according to its terms, and which in operation provides for the same method of allocation of benefits between management and non-management employees.  As a result, the Registrant does not believe it is required to file the ESPP pursuant to Item 601(b)(10)(iii)(C)(4) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 167

7.                        We note your response to our prior comment eight from our letter dated January 10, 2011, and reissue the comment in part. Please revise your filing to disclose the approximate dollar value of the amounts involved in each of your transactions with Forest since the beginning of your last fiscal year, or any currently proposed transaction with Forest, if the amount involved exceeds $120,000. For example, and without limitation, please quantify the “pre-determined flat fee” referenced in your discussion of the transition services agreement. In addition, please provide the disclosure required by Item 404(a)(5) of Regulation S-K with respect to your promissory note payable to Forest.

Response:   The Registrant acknowledges the Staff’s comment and has updated its disclosure relating to its related party transactions.  The Registrant has updated its disclosure with respect to the expenses relating to the offering to be paid by the Registrant to Forest under the separation and distribution agreement and the fee to be paid by the Registrant to Forest under the transition services agreement.  In addition, the Registrant has provided the disclosure required by Item 404(a)(5) of Regulation S-K with respect to the promissory note payable to Forest.  Please see pages 165 and 171 of Amendment No. 2.

Certain Canadian federal income tax consequences for holders, page 182

Taxation of non-resident holders, page 184

8.                        Please clarify how the tax consequences that you describe for “non-resident holders” apply to U.S. holders.

Response:   The Registrant advises the Staff that the description of the tax consequences to non-residents of Canada apply to U.S. holders as well as holders from other jurisdictions, in each case, as long as they are not residents of Canada.

Exhibits

9.                        We note your response to comment 17 from our letter dated January 10, 2011. We also note your disclosure at page 7 that the separation and distribution agreement will provide that Forest will not effect this offering or the spin-off unless Forest has obtained a private letter ruling from the U.S. Internal Revenue Services, and/or an opinion of its outside tax advisor, to the effect that the contribution and the distribution will qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the U.S. Internal Revenue Code of 1986, as amended. Please tell us whether you intend to seek acceleration of effectiveness of this registration statement prior to the receipt of such private letter ruling or tax opinion.

Response:  The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant intends to seek acceleration of the Registration Statement following the receipt of such private letter ruling or tax opinion.

10.                 We note your disclosure at page 71 that your bank credit facility is part of Forest’s bank credit facilities. However, it does not appear from your exhibit index that you intend to file Forest’s bank credit facilities as exhibits to your filing. Please advise.

Response:  The Registrant acknowledges the Staff’s comment and has revised its disclosure to describe that in connection with the offering, the Registrant intends to amend and restate its bank credit facility to provide for (1) the Registrant to have a stand-alone bank credit facility upon the completion of the offering, and (2) Forest to guarantee the Registrant’s stand-alone credit facility until the completion of the spin-off, if it occurs.  Please see pages 70, 71, and 72 of Amendment No. 2.  The Registrant intends to file the form of the stand-alone bank credit facility as an exhibit to the Registration Statement.

Engineering Comments

11.                 We note your response to our prior comment 26. As you indicate on page 93, the use of horizontal drilling is and will be part of your business strategy. Expand your disclosure throughout your filing to address the expense associated with horizontal drilling. By way of example, address the historical cost associated with your historical drilling operations. Expand the risk factor “We will require substantial capital expenditures...” on page 16 to specifically address this issue as well.

With regard to the Utica Shale and your response number 26, we note that you have drilled three horizontal test wells. We also note that you plan to “apply horizontal drilling with multi-stage fracturing technology” in the second quarter of 2011. With a view towards possible disclosure, tell us the anticipated cost of that drilling.

Response:  The Registrant has revised its disclosure to address the expense associated with the drilling of horizontal wells, including its historical costs associated with horizontal drilling.  Further, the Registrant has expanded its risk factor to address the cost associated with horizontal drilling.  Please see page 16 of Amendment No. 2.  The Registrant also advises the Staff, based on its experience in drilling in Quebec and current pricing, that the Registrant expects that a horizontal well, drilled and completed utilizing multi-stage fracture technology in the Utica Shale, will cost approximately $6.5 million.

12.                 In regards to your response to our prior comment 33, you are correct that Instruction 2 to Item 1204 directs the user to omit gas consumed in operations, and other gas that is not sold, from the sales gas that is reported. However, that gas which is omitted from the sales gas is obviously also produced from the reservoir, therefore it has to be included in the quantity that is removed annually from the reservoir when you do the annual reserve reconciliation. Otherwise, the quantity of reserves that you calculate each year in the reserve reconciliation will be too large by the amount of gas that is produced but omitted from the quantity that is reported as sales gas. Therefore, the sales gas that is calculated and reported by Item 1204 is not the same production figure as reported in the ASC (Topic 932) annual reserve reconciliation tables. Please amend your document to include in the line item of production in the reserve reconciliation table the quantities of gas consumed in operations, flared and injected for each year reported and recalculate the reserves for each period.

Response:   The amount of gas that the Registrant estimates will be produced from the Registrant’s properties in the future and that the Registrant expects to be consumed in operations, flared, or injected is not included in our estimated proved reserves.  Therefore, when the Registrant reconciles reserves from the beginning of the year to the end of the year, using sales volumes rather than wellhead production volumes, no reconciliation relating to gas consumed in operations, flared, or injected is required.  The Registrant notes that many, but not all, companies appear to take the same approach and show no reconciling entry for consumption of gas in the field.  On the other hand, some companies do show a reconciling entry implying that their estimated proved reserves have not been reduced to account for volumes consumed in operations, flared or injected.  We do not understand that § 210.4-10 prescribes that either approach must be taken.

13.                 In regards to your response to our prior comment 34, if you reduce production because the price becomes too low or postpone or stop development, those reserves are no longer considered to be proved and should be removed as such. You state that you intend to convert the proved undeveloped reserves that you classified as proved on December 31, 2009 to developed reserves within five years. Please tell us if you will convert the proved undeveloped reserves that you classified as proved earlier than 2009 to developed reserves within five years of when you first classified them as proved.

Please quantify the portion of your proved undeveloped reserves which have remained undeveloped for five years or more; identify the specific field or project to which these reserves are assigned; and explain the reasons they have remained undeveloped. Please submit a schedule listing all such fields or projects and the volume of reserves for each such field or project and in total.

For further guidance, you may refer to Question 131.03 of the Oil and Gas Rules Compliance and Disclosure Interpretations, which can be found at:

http://wvvw.sec.govidivisions/corpfiri/guidance/oilandgas-interp.htm

Response:  The Registrant expects to convert all the proved undeveloped reserves booked as of December 31, 2009 and 2010 to proved developed reserves within five years of the time that they were initially classified as proved undeveloped.  As of December 31, 2010, the Registrant had a single project booked as proved undeveloped that was initially classified as proved undeveloped more than five years ago.  The net reserves associated with this project are estimated to be 143 mmcfe (approximately 0.04% of the Registrant’s estimated proved reserves and 0.08% of the Registrant’s estimated proved undeveloped reserves).  This project represents a well to be drilled in the Chinchaga field on lands operated by another company.  Based on the Registrant’s analysis, the Registrant believes that this project is economically viable and meets all criteria for being recorded as proved undeveloped.  However, since the Registrant does not control the timing of the investment in this project, this project has aged beyond five years since it was initially booked. The Registrant has the well scheduled to be drilled in 2013.  Item 1203 of Regulation S-K requires an “explanation of the reasons why material concentrations of PUDs in individual fields or countries have remained undeveloped for five years or more after disclosure as PUDs.”  The Registrant does not believe, given the immaterial nature of this one project, that disclosure relating to this project is required to be included in the Registration Statement.

14.                 In regards to your response to our prior comment 36 please tell us for each year, 2007 and 2008, how much you spent on the development of proved reserves. Also please tell us what was included in the costs that were not part of the development of proved reserves.

Response:  The Registrant advises the Staff that during 2007 and 2008, the Registrant spent $50 million and $74 million to convert 15 Bcfe and 29 Bcfe, respectively, proved undeveloped reserves (which existed as of the preceding year end) to proved developed reserves.  An additional $87 million and $72 million in development costs were incurred during 2007 and 2008, respectively, primarily to drill and complete wells that became proved undeveloped locations subsequent to each year end.

Please direct any questions that you have with respect to the foregoing to Shelley A. Barber at (212) 237-0022.

Very truly yours,

/s/ Shelley A. Barber

Shelley A. Barber

cc:                                 Douglas V. Brown

Cyrus D. Marter IV

Alan P. Baden